DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

March 13, 2018
VIA: ELECTRONIC DELIVERY

Tom Kluck

Kasey Robinson

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission
100 F Street, NE

Mail Stop 3010 CF/AD8

Washington DC 20549-6010

Re:	Phillips Edison Grocery Center REIT III, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed October 12, 2017 File No. 333-217924

Dear Mr. Kluck and Ms. Robinson:

On behalf of our client, Phillips Edison Grocery Center REIT III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Amendment No. 2 to its Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Jeffrey Edison, Chief Executive Officer of the Company, dated November 8, 2017 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to show changes from the Company’s Amendment No. 1 to its Registration Statement on Form S-11, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 2.

Risk Factors

Our advisor will face conflicts of interest . . . , page 32

1.	Please revise your disclosure here and in the prospectus summary to address the conflicts of interest that arise from overlapping target investments between you and your Phillips Edison sponsor and from your Phillips Edison sponsor’s role in allocating target investments among itself, PECO II and the company.

Response: The disclosure has been revised as requested. Please see page 32 of the prospectus filed with Amendment No. 2.

Tom Kluck

Kasey Robinson

U.S. Securities and Exchange Commission

March 13, 2018

Page Two

Prior Performance Summary

Prior Investment Programs Sponsored by Our Griffin Sponsor, page 130

2.	We note your revisions in response to comment 3. We reissue our prior comment in part, as we are unable to locate your disclosure of the total number of investors in Griffin-American Healthcare REIT IV, Inc. Please refer to Item 8.A.1.c of Industry Guide 5.

Response: The disclosure has been revised as requested. Please see page 136 of the prospectus filed with Amendment No. 2.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by e-mail at robert.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner